SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  21549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

SMSA Ballinger Acquisition Corp.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

78458L106
(CUSIP Number)

Orsolya Peresztegi
2591 Dallas Pkwy, Ste 102
Frisco, Texas 75034
(972) 963-0001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

13D	Page 2 of 4

1	name of reporting person i.r.s. identification no. of above person (entities only) Orsolya Peresztegi
2	check the appropriate box if a member of a group*	(A) (B) ☒
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization Texas
number of shares beneficially owned by each reporting person with		7	sole voting power 9,500,000 shares
		8	shared voting power
		9	sole dispositive power 9,500,000 shares
		10	shared dispositive power
11	aggregate amount beneficially owned by each reporting person 9,500,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 94.7%
14	type of reporting person* PN

13D	Page 3 of 4

ITEM 1.                SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $.001 par value per share (the “Stock”), of SMSA Ballinger Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ITEM 2.                IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by the following person (the “Reporting Person”): Orsolya Peresztegi, an individual residing in Texas.

Peresztegi’s principal occupation or employment is serving as President and Manager of Snotarator LLC. The principal business address of Peresztegi, which also serves as her principal office, is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

During the last five years, Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable. This filing is being made as a result of the pending effectiveness of the Issuer’s registration statement on Form 10-12G on October 6, 2014.

ITEM 4.                PURPOSE OF TRANSACTION.

This filing is being made as a result of the effectiveness of the Issuer’s registration statement on Form 10-12G on October 6, 2014.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on September 15, 2014, Peresztegi may be deemed to be the beneficial owner of 9,500,000 shares of the Stock, which constitutes approximately 94.7% of the 10,030,612 shares of the Stock outstanding on September 15, 2014 (the “Outstanding Shares”). Peresztegi, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

Transactions effected in the last 60 days: Not Applicable

13D	Page 4 of 4

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:                      October 6, 2014

SMSA BALLINGER ACQUISITION CORP. /s/ Orsolya Peresztegi By: Orsolya Peresztegi Its: President, Secretary, Chief Executive Officer, Chief Financial Officer and Sole Director